SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated March 20, 2003

                               ------------------

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulogne-Billancourt

                                     France
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosure:  Information provided to financial analysts

                                EXPLANATORY NOTE

The attached information was provided by Rhodia to financial analysts in order to present quarterly financial data for the year ended December 31, 2002 in accordance with the company's new divisional structure. The attached breakdowns are unaudited and contain financial information that was not prepared in accordance with generally accepted accounting principles in France or the United States. Although certain of the attached information is identified as "pro forma," readers should note that such information was not prepared in accordance with Regulation S-X. Readers should not rely on the attached information in making an investment decision with respect to Rhodia securities. For a more complete understanding of Rhodia's historic financial situation, including Rhodia's audited consolidated financial statements and the definitions of certain non-GAAP financial information, readers should consult the other documents that Rhodia files with or submits to, from time to time, the US Securities and Exchange Commission, including annual reports on Form 20-F and current reports on Form 6-K. In particular, readers should consult Rhodia's 2001 annual report on Form 20-F, filed with the SEC on June 27, 2002, and Rhodia's 2002 consolidated financial statements, submitted to the SEC on February 6, 2003 under cover of Form 6-K.

Following our presentation of 2002 results on February 5, 2003, we are coming back to you as promised with some more details on the proforma restatement of last year.

You will find in the attached Excel file a presentation of some key financials by Division and by quarter. As a reference, we have also attached three Powerpoint pages which we used on February 5, 2003.

The following points deserve some precisions:

o Our presentation of the proforma accounts adheres to the 2002 version of FAS 144. Namely, any disposal, completed or under completion, of a business that qualifies as a component of an entity has been accounted for as a discontinued operation. Moreover, the operating results linked to such discontinued operations, as well as financial expenses, income taxes and gains or losses on the disposals have all been qualified as discontinued operations.

o As a consequence of the above, the financials presented here are not adjusted for "non recurring", 'exceptional", "one-off" items. They are similarly not corrected for any currency impact between 2002 and 2003 exchange rates.

o In addition to taking disposals into consideration, this set of proforma follows the new structure of Rhodia based on four operating Divisions in the place of the five Divisions existing in 2002.

o The additional Division "Others" includes today the elimination of inter-divisional sales and the costs linked to Corporate and unallocated shared services. In the past, this Division used to include the Polyester activity.

We remain, of course, entirely at your disposal to help you with the revalidation of your economic models or with any additional question you could have.

Best regards,

Rhodia - Investor Relations team

Marie-Christine Aulagnon

Fabrizio Olivares

Vincent de Longeaux (on practice)

[Slide One]

                            4 market driven Divisions

Pharmaceuticals & Agrochemicals

     o    Pharma Solutions
     o    Perfumery Performance
          & Agro
     o    Intermediates

Consumer Care & Food

     o    Specialty Phosphates
     o    PPD
     o    HPCII
     o    Food
     o    Acetow

Industrial Care & Services

     o    Silicones
     o    Silica Systems
     o    PPMC
     o    Eco Services

Automotive, Electronics & Fibers
     o    Technical Fibers
     o    Engineering Plastics
     o    Polyamide Intermediates
     o    Electronics & Catalysis

[Rhodia Logo]

[Slide Two]

              Full year profit and loss proforma after divestitures

                            (euro)m (French GAAP)     2002             2002
                                                    Reported         Proforma
                                                    --------         --------
Sales                                                6,617            6,061
EBITDA                                                 798              707
EBIT (excl. Goodwill amortization)                     351              304
Equity earnings in affiliates (net of income tax)      -38              -39
Interest expense-net                                  -124              -94
Other gains and losses excl. divestitures              -37              -47
Other gains and losses from divestitures               -34              -34
Provision for income tax                               -66              -60
Goodwill amortization                                  -47              -47
Minorities                                              -9               -3
Net Income after Goodwill Amortization                  -4              -20
Net Income before Goodwill Amortization                 43               27
Earnings per share ((euro))                          -0.02            -0.11

[Rhodia Logo]

[Slide three]

                                 Pro-forma 2002*

                                      Sales     EBITDA     Ebit         EBIDA
                                                                        margin

Rhodia [Rhodia logo]                 6,061       707         304        11.7%
Fine Organics                          946        92          13         9.7%
     Pharma & Agro
Consumer Specialties                 2,338       329         204        14.1%
     Consumer Care & Food
Industrial Specialities              1,395       200         100        14.3%
     Industrial Care & Services
Polyamide                            1,490       212         115        14.2%
     Auto, Electronics & Fibers

* Including announced divestitures effective in 2003

[Rhodia Logo]

[Excel Presentation]

["EBIT" refers to Earnings before interest and taxes. "EBITDA" refers to Earnings befor interest, taxes, depreciation and amortizaiton. "EBITDA%" refers to EBITDA as a percentage of Sales. "QPSE" refers to Equity in earnings of affiliated companies. "CE" refers to Capital employed. "RCE %" refers to Return on capital employed as a percentage of Sales.]



RHODIA

           m(euro)   1Q           2Q           3Q           4Q          FY 02

SALES               1544         1595         1460         1462         6061

EBIT                 61           98           69           76           304

EBITDA              165           196          165          181          707

EBITDA %            10,7%        12,3%        11,3%        12,4%        11,7%

QPSE                 -8           -13          -10          -10          -41

CE                  5466         4747         4880         4473         4892

RCE %               3,9%         7,2%         4,8%         5,9%         5,4%



DIVISION PHARMA & AGRO

           m(euro)  1Q           2Q           3Q           4Q          FY 02

SALES               250          240          214          242          946

EBIT                 4            7           -1            3           13

EBITDA              24           27           18           23           92

EBITDA %           9,6%         11,3%        8,4%         9,5%         9,7%

QPSE                 0            0            0            0            0

CE                 1386         1199         1221         1141         1237

RCE %              1,2%         2,3%         -0,3%        1,1%         1,1%



DIVISION CONSUMER CARE & FOOD

           m(euro)  1Q           2Q           3Q           4Q          FY 02

SALES               615          612          570          541         2338

EBIT                54           58           51           41           204

EBITDA              87           90           81           71           329

EBITDA %           14,1%        14,7%        14,2%        13,1%        14,1%

QPSE                 1            1            1            1            4

CE                 2307         2041         2058         1926         2083

RCE %              9,5%         11,6%        10,1%        8,7%         10,0%


DIVISION INDUSTRIAL CARE & SERVICE

           m(euro)  1Q           2Q           3Q           4Q          FY 02

SALES               348          370          349          328         1395

EBIT                22           35           30           13           100

EBITDA              46           59           54           41           200

EBITDA %           13,2%        15,9%        15,5%        12,5%        14,3%

QPSE                 0            0            0            0            0

CE                 1162         1052         1052          981         1062

RCE %              7,6%         13,3%        11,4%        5,3%         9,4%




DIVISION AUTO ELECTRONIC FIBERS

           m(euro)  1Q           2Q           3Q           4Q          FY 02

SALES               356          402          354          378         1490

EBIT                10           39           29           37           115

EBITDA              36           62           53           61           212

EBITDA %           10,1%        15,4%        15,0%        16,1%        14,2%

QPSE                -9           -14          -11          -11          -45

CE                 1134         1022          992          951         1025

RCE %              0,4%         9,8%         7,3%         10,9%        6,8%




DIVISION OTHERS

           m(euro)   1Q           2Q           3Q           4Q          FY 02

SALES               -25          -29          -27          -27         -108

EBIT                -29          -41          -40          -18         -128

EBITDA              -28          -42          -41          -15         -126

EBITDA %             -            -            -            -            -

QPSE                 0            0            0            0            0

CE                 -523         -567         -443         -526         -515

RCE %              22,2%        28,9%        36,1%        13,7%        24,9%

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rhodia


Date:    March 20, 2003                     By:  /s/ Pierre Prot
                                                -----------------------
                                                Name:  Pierre Prot
                                                Title: Chief Financial Officer